May 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Robert Augustin,
Abby Adams

Re:	Quantumzyme Corp.
Offering Statement on Form 1-A Filed February 29, 2024 File No. 024-12403

Ladies and Gentlemen:

We are submitting this letter on behalf of Quantumzyme Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 10, 2024, relating to the Company’s Offering Statement on Form 1-A (File No. 024-12403) filed with the Commission on February 29, 2024 (the “Offering Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Additionally, the Company has amended its Offering Statement to reflect and address Staff’s comments as necessary, the Company’s Amendment No. 3 to the Offering Statement (“Amendment No. 3”) is being filed concurrently herewith.

Amendment 2 to Offering Statement on Form 1A submitted April 29, 2024

Description of Business

The Quantumzyme Solution, page 25

1. We note your revised disclosure in response to comment 4. I appears from the revised disclosure that, thus far, you have engineered one product, an enzyme that you believe could be used in the manufacture of Ibuprofen, as disclosed on page 21. If so, please revise to clarify what further steps would be needed for you to commercialize this product. For example, does it require FDA approval, and if so, disclose what type of FDA review would be required. To the extent you have begun any other programs and they are currently material to your business, disclose at what phase of development you have reached with those programs. Finally, we note that you conduct your research and development activities at offsite facilities. Revise to clarify whether you lease or own those facilities and any agreements you have for their use.

In response to the Staff’s comment, the Company has revised Page 25, to clarify that we currently have one product and since our business model envisions us only selling/licensing any product to a third party manufacture, that such manufacture will ultimately be responsible for the regulatory procedures related to bringing that product to market and ultimately the end-user consumer. Additionally, we have clarified that currently we only have one product and no other products that are material to the business, but that we are consistently assessing and evaluating potential new projects. Also, we have revised Page 27 to clarify that the space we utilize for research and development is rented on an as needed basis.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 954-903-7856.

Very Truly Yours,

		By:	/s/ Jonathan Leinwand, Esq.
Jonathan Leinwand, Esq.

Cc:	Quantumzyme Corp.